

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Ben M. Palmer
Chief Financial Officer
Marine Products Corporation
2801 Buford Highway NE
Suite 300
Atlanta, Georgia 30329

      Re: Marine Products Corporation
          Registration Statement on Form S-3
          Filed June 24, 2021
          File No. 333-257365

Dear Mr. Palmer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eiko Yaoita Pyles at 202-551-3587 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing